SO 8/31/04

04013291

SECURITIES [illegible] ION
Washington, D.C. [illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45531

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic Financial Services of Maine, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Exchange Street
(No. and Street)

Portland (City) ME (State) 04101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William S Schaffner 207 775 2354
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Newman & Noyes
(Name – *if individual, state last, first, middle name*)

100 Middle Street (Address) Portland (City) ME (State) 04101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William S Schaffner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic Financial Services of Maine, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary / Treasurer
Title

Notary Public
CAROLY L. HAYNES - Comission Expires 8/6/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atlantic Financial Services of Maine, Inc.

(A Subsidiary of Ram Trust Services, Inc.)

Audited Financial Statements

Years Ended June 30, 2004 and 2003
With Independent Auditors' Report

BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Stockholder
Atlantic Financial Services of Maine, Inc.

We have audited the accompanying statements of financial condition of Atlantic Financial Services of Maine, Inc., a subsidiary of Ram Trust Services, Inc., as of June 30, 2004 and 2003, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 3, the Company derives a substantial portion of its revenues and other financial support from, and has material transactions with, related parties.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Financial Services of Maine, Inc. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information (Schedules I, II and III) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
July 29, 2004, except for note 4,
as to which date is August 2, 2004

ONE HUNDRED MIDDLE STREET, P.O. BOX 507, PORTLAND, MAINE 04112 • TELEPHONE 207-879-2100 • TELEFAX 207-774-1793 • WWW.BNNCPA.COM
650 ELM STREET, SUITE 302, MANCHESTER, NEW HAMPSHIRE 03101 • TELEPHONE 603-641-6171 • TELEFAX 603-666-0643 • MAIL@BNNCPA.COM

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A Subsidiary of Ram Trust Services, Inc.)

STATEMENTS OF FINANCIAL CONDITION

June 30, 2004 and 2003

ASSETS

	2004	2003
Current assets:		
Cash	$75,444	$57,810
Commissions receivable	11,694	13,916
Prepaid expenses	1,894	1,862
Total current assets	89,032	73,588
Equipment	2,037	2,037
Less: accumulated depreciation	(962)	(896)
Net equipment	1,075	1,141
	$90,107	$74,729

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Liabilities:		
Current liabilities:		
Accounts payable (note 3)	$ 1,160	$ 1,863
Income taxes payable to parent company	18,549	10,454
Total current liabilities	19,709	12,317
Stockholder's equity (notes 2 and 4):		
Common stock, $.01 stated value; authorized 10,000 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	36,576	36,576
Retained earnings	33,821	25,835
Total stockholder's equity	70,398	62,412
	$90,107	$74,729

See accompanying notes.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A Subsidiary of Ram Trust Services, Inc.)

STATEMENTS OF INCOME

For the Years Ended June 30, 2004 and 2003

	2004	2003
Revenues (note 3):		
Commission revenue	$207,951	$141,664
Other income	28,179	139
Total revenues	236,130	141,803
Expenses (note 3):		
Salaries, wages and commissions	59,833	11,345
Payroll taxes and benefits	9,201	47
Professional fees	7,795	5,393
NASD fees	1,596	1,165
Clearing broker charges	32,779	18,244
Other expenses	15,164	13,619
Total expenses	126,368	49,813
Income before income taxes	109,762	91,990
Income tax expense	30,776	23,655
Net income	$ 78,986	$ 68,335

See accompanying notes.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A Subsidiary of Ram Trust Services, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended June 30, 2004 and 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at June 30, 2002	$ 1	$36,576	$ –	$ 36,577
Net income	–	–	68,335	68,335
Dividends paid to parent company ($425 per share) (note 3)	–	–	(42,500)	(42,500)
Balances at June 30, 2003	1	36,576	25,835	62,412
Net income	–	–	78,986	78,986
Dividends paid to parent company ($710 per share) (note 3)	–	–	(71,000)	(71,000)
Balances at June 30, 2004	$ 1	$36,576	$ 33,821	$ 70,398

See accompanying notes.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A Subsidiary of Ram Trust Services, Inc.)

STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 78,986	$ 68,335
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	66	896
Changes in operating assets and liabilities:		
Commissions receivable	2,222	(5,639)
Prepaid expenses	(32)	(309)
Accounts payable	(703)	(3,521)
Income taxes payable to parent company	8,095	6,282
Net cash provided by operating activities	88,634	66,044
Cash flows from investing activities:		
Fixed assets additions	–	(2,037)
Net cash used by investing activities	–	(2,037)
Cash flows from financing activities:		
Dividends paid	(71,000)	(42,500)
Net cash used by financing activities	(71,000)	(42,500)
Net increase in cash	17,634	21,507
Cash at beginning of year	57,810	36,303
Cash at end of year	$ 75,444	$ 57,810
Supplemental disclosure:		
Income taxes paid to parent company	$ 22,681	$ 17,373

See accompanying notes.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A Subsidiary of Ram Trust Services, Inc.)

NOTES TO FINANCIAL STATEMENTS

June 30, 2004 and 2003

1. Summary of Significant Accounting Policies

Nature of Business

Atlantic Financial Services of Maine, Inc. (AFS), a wholly-owned subsidiary of Ram Trust Services, Inc., was incorporated to engage in the business of performing securities transactions as a nonclearing broker. The Company's office is located in Portland, Maine. The Company's customers consist primarily of its parent's investment management clients. See note 3 for information regarding transactions with affiliates.

The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 with the National Association of Securities Dealers, Inc. (NASD), and is a member of SIPC (Securities Investors Protection Corporation).

The Company introduces customers to independent clearing brokers on a fully-disclosed basis. Customer accounts are held and maintained by the clearing brokers. Only one clearing broker was used in 2004 and 2003.

Income Taxes

The parent company, Ram Trust Services, Inc., files a consolidated tax return which includes Atlantic Financial Services of Maine, Inc. Accordingly, income taxes are charged to the subsidiary by applying statutory rates to its pre-tax income as if it were a stand-alone taxpayer. Deferred income taxes are not significant.

Accounting Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from such estimates.

Equipment

Equipment is carried at capitalized cost less accumulated depreciation. Depreciation is computed using straight-line methods over the estimated useful lives of assets.

Commissions Receivable

Commissions receivable represent commission revenue earned but not yet received. Accounts are charged off to expense if deemed uncollectible by management. No allowance for uncollectible amounts is considered necessary.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of Minimum Net Capital of $5,000 and a ratio of Aggregate Indebtedness to Net Capital, as defined, not to exceed 1500%. At June 30, 2004, the Company's ratio of Aggregate Indebtedness to Net Capital was 29.2% and its Net Capital, Minimum Net Capital and Excess Net Capital were as follows:

Net Capital	$67,429
Minimum Net Capital	5,000
Excess Net Capital	$62,429

3. Related Party Transactions

Due to common ownership and/or control, the Company is related to certain entities and it may enter into economic transactions with such entities that affect its financial condition and operations.

Substantially all revenues are from customers of the parent company; many of those customers are related parties to the parent company.

The parent company has periodically provided certain administrative services to the Company. During 2004 and 2003, the Company was charged $83,773 and $24,700, respectively, for such services by the parent, and the costs are reflected in the statements of income. At June 30, 2004 and 2003, accounts payable includes $1,160 and $1,448, respectively, owed to the parent.

During the years ended June 30, 2004 and 2003, the Company paid dividends to the parent company totaling $71,000 and $42,500, respectively.

4. Subsequent Events

On August 2, 2004, the director of the Company declared and authorized a payment of a dividend in the amount of $33,000 ($330 per share) to the parent company, Ram Trust Services, Inc.

ADDITIONAL INFORMATION

SCHEDULE I

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A Subsidiary of Ram Trust Services, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2004

Net Capital:	
Total stockholder's equity:	
Common stock	$ 1
Additional paid-in capital	36,576
Retained earnings	33,821
Total stockholder's equity qualified for Net Capital	70,398
Deductions:	
Nonallowable assets:	
Prepaid expenses	1,894
Equipment, net	1,075
Total deductions	2,969
Net Capital	67,429
Minimum Net Capital	5,000
Excess Net Capital	$62,429
Aggregate Indebtedness:	
Accounts payable	$ 1,160
Income taxes payable to parent company	18,549
	$19,709
Ratio of Aggregate Indebtedness to Net Capital	29.2%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2004):	
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$68,425
Audit adjustments, net	(996)
Net Capital per above	$67,429

SCHEDULE II

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A Subsidiary of Ram Trust Services, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT PURSUANT TO RULE 15c3-3

June 30, 2004

The provisions of this rule are not applicable to Atlantic Financial Services of Maine, Inc. pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Atlantic Financial Services of Maine, Inc. is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A Subsidiary of Ram Trust Services, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

June 30, 2004

The provisions of this rule are not applicable to Atlantic Financial Services of Maine, Inc. pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Atlantic Financial Services of Maine, Inc. is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.

BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROLS

The Stockholder
Atlantic Financial Services of Maine, Inc.

In planning and performing our audit of the financial statements of Atlantic Financial Services of Maine, Inc. (a subsidiary of Ram Trust Services, Inc.) for the year ended June 30, 2004, we considered its internal controls in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Atlantic Financial Services of Maine, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

One Hundred Middle Street, P.O. Box 507, Portland, Maine 04112 · Telephone 207-879-2100 · Telefax 207-774-1793 · www.bnncpa.com
New Hampshire 03101 · Telephone 603-641-6171 · Telefax 603-666-0643 · mail@bnncpa.com

The Stockholder
Atlantic Financial Services of Maine, Inc.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
July 29, 2004